UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                            LIFECORE BIOMEDICAL, INC.
                        -------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                        -------------------------------
                         (Title of Class of Securities)

                                    532187107
                                 (CUSIP Number)

                                John E. Runnells
                            The Vertical Group, L.P.
                                 18 Bank Street
                               Summit, N.J. 07901
                        -------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 8, 1999
                        -------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D
================================================================================
CUSIP NO. 532187107                                           Page 2 of 12 Pages
================================================================================
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           The Vertical Fund Associates, L.P.
================================================================================
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |_|
================================================================================
3             SEC USE ONLY
================================================================================
4             SOURCE OF FUNDS*
                                    WC
================================================================================
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   |_|
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
================================================================================
6             CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
================================================================================
NUMBER OF                   7  SOLE VOTING POWER
SHARES                              286,600
BENEFICIALLY                ====================================================
OWNED BY                    8  SHARED VOTING POWER
EACH
REPORTING                   ====================================================
PERSON WITH                 9  SOLE DISPOSITIVE POWER
                                     286,600
                            ====================================================
                            10  SHARED DISPOSITIVE POWER

================================================================================
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    286,600
================================================================================
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                        |_|
================================================================================
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
================================================================================
14            TYPE OF REPORTING PERSON*
                                    PN
================================================================================

                                  SCHEDULE 13D
================================================================================
CUSIP NO. 532187107                                           Page 3 of 12 Pages
================================================================================
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Vertical Life Sciences, L.P.
================================================================================
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |_|
================================================================================
3             SEC USE ONLY
================================================================================
4             SOURCE OF FUNDS*
                                    WC
================================================================================
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   |_|
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
================================================================================
6             CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
================================================================================
NUMBER OF                   7  SOLE VOTING POWER
SHARES                              228,100
BENEFICIALLY                ====================================================
OWNED BY                    8  SHARED VOTING POWER
EACH
REPORTING                   ====================================================
PERSON WITH                 9  SOLE DISPOSITIVE POWER
                                     228,100
                            ====================================================
                            10  SHARED DISPOSITIVE POWER

================================================================================
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    228,100
================================================================================
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                        |_|
================================================================================
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
================================================================================
14            TYPE OF REPORTING PERSON*
                                    PN
================================================================================

                                  SCHEDULE 13D
================================================================================
CUSIP NO. 532187107                                           Page 4 of 12 Pages
================================================================================
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Stephen D. Baksa
================================================================================
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |_|
================================================================================
3             SEC USE ONLY
================================================================================
4             SOURCE OF FUNDS*
                                    PF
================================================================================
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   |_|
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
================================================================================
6             CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.
================================================================================
NUMBER OF                   7  SOLE VOTING POWER
SHARES                               100,000
BENEFICIALLY                ====================================================
OWNED BY                    8  SHARED VOTING POWER
EACH                                 514,700
REPORTING                   ====================================================
PERSON WITH                 9  SOLE DISPOSITIVE POWER
                                     100,000
                            ====================================================
                            10  SHARED DISPOSITIVE POWER
                                     514,700
================================================================================
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     614,700
================================================================================
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                        |_|
================================================================================
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
================================================================================
14            TYPE OF REPORTING PERSON*
                                    IN
================================================================================

                                  SCHEDULE 13D
================================================================================
CUSIP NO. 532187107                                           Page 5 of 12 Pages
================================================================================
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Jack W. Lasersohn
================================================================================
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |_|
================================================================================
3             SEC USE ONLY
================================================================================
4             SOURCE OF FUNDS*
                                    PF
================================================================================
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   |_|
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
================================================================================
6             CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.
================================================================================
NUMBER OF                   7  SOLE VOTING POWER
SHARES                               15,000
BENEFICIALLY                ====================================================
OWNED BY                    8  SHARED VOTING POWER
EACH                                 514,700
REPORTING                   ====================================================
PERSON WITH                 9  SOLE DISPOSITIVE POWER
                                     15,000
                            ====================================================
                            10  SHARED DISPOSITIVE POWER
                                     514,700
================================================================================
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     529,700
================================================================================
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                        |_|
================================================================================
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
================================================================================
14            TYPE OF REPORTING PERSON*
                                    IN
================================================================================

                                  SCHEDULE 13D
================================================================================
CUSIP NO. 532187107                                           Page 6 of 12 Pages
================================================================================
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           John E. Runnells
================================================================================
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |_|
================================================================================
3             SEC USE ONLY
================================================================================
4             SOURCE OF FUNDS*
                                    PF
================================================================================
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   |_|
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
================================================================================
6             CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.
================================================================================
NUMBER OF                   7  SOLE VOTING POWER
SHARES                               1,800
BENEFICIALLY                ====================================================
OWNED BY                    8  SHARED VOTING POWER
EACH                                 514,700
REPORTING                   ====================================================
PERSON WITH                 9  SOLE DISPOSITIVE POWER
                                     1,800
                            ====================================================
                            10  SHARED DISPOSITIVE POWER
                                     514,700
================================================================================
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     516,500
================================================================================
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                        |_|
================================================================================
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
================================================================================
14            TYPE OF REPORTING PERSON*
                                    IN
================================================================================

     Item 1. Security and Issuer.

     This Statement on Schedule 13-D ("Statement") is filed with respect to the Common Stock, par value $0.01 per share, of Lifecore Biomedical, Inc. (the "Issuer"), whose principal executive offices are located at 3515 Lyman Boulelvard, Chaska, Minnesota 55318. Such class of securities is hereinafter referred to as "LCBM Common Stock."

     Item 2. Identity and Background.

     This Statement is filed jointly by The Vertical Fund Associates, L.P. ("Associates") and Vertical Life Sciences, L.P. ("Life Sciences") (collectively, the "Partnerships"), Stephen D. Baksa ("Baksa"), Jack W. Lasersohn ("Lasersohn") and John E. Runnells ("Runnells"). (the Partnerships, Baksa, Lasersohn and Runnells are hereinafter sometimes referred to collectively as the "Reporting Persons"). Each of the Partnerships is a Delaware limited partnership whose business address is 18 Bank Street, Summit, New Jersey 07901. The sole general partner of each of the Partnerships is The Vertical Group, L.P. ("Group"), a Delaware limited partnership whose business address is 18 Bank Street, Summit, New Jersey 07901. The general partners of Group are Baksa, Richard B. Emmitt, Lasersohn and Runnells (collectively, the "Individuals"), each of whom is a United States citizen and has a business address of 18 Bank Street, Summit, New Jersey 07901. Each of the Partnerships, Group and the Individuals is engaged principally in the business of securities investment. During the past five years, neither of the Partnerships nor Group nor any of the Individuals has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     As of April 9, 1999, Associates owned 286,600 shares of LCBM Common Stock, which it acquired at an aggregate cost of $1,999,883, Life Sciences owned 228,100 shares of LCBM Common Stock, which it acquired at an aggregate cost of $1,680,705, Baksa owned 100,000 shares of LCBM Common Stock, which he acquired at an aggregate cost of $981,956, Lasersohn owned 15,000 shares of LCBM Common Stock, which he acquired at an aggregate cost of $136,250, and Runnells owned 1,800 shares of LCBM Common Stock, which he acquired at an aggregate cost of $17,550. All of the 631,500 shares of LCBM Common Stock collectively owned by the Reporting Persons are hereinafter referred to as the "Shares". The source of funds used by each Partnership to acquire the Shares owned by it was such Partnership's internal cash funds and by each of the three Individuals was such Individual's personal funds.

     Item 4. Purpose of Transaction.

     The Reporting Persons have acquired the Shares for investment and, depending on prevailing market prices and other factors, may purchase additional shares of LCBM Common Stock or sell some or all of the Shares from time to time. Except as set forth above, the Reporting Persons have no current plans or proposals that relate to or would result in:

        (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer of any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) any material change in the present capitalization or dividend policy of the Issuer;

        (f) any other material change in the Issuer's business or corporate structure;

        (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

        (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j) any action similar to any of those enumerated above.

     Item 5. Interest in Securities of the Issuer.

     (a) and (b) Of the aggregate 631,500 Shares beneficially owned by all the Reporting Persons, 286,600 shares (approximately 2.3% of the total outstanding) are directly and beneficially owned by Associates, 228,100 shares (approximately 1.8% of the total outstanding) are directly and beneficially owned by Life Sciences, and 100,000 shares (approximately 0.8% of the total outstanding) are directly and beneficially owned by Baksa, 15,000 shares (approximately 0.1% of the total outstanding) are directly and beneficially owned by Lasersohn, and 1,800 shares (less than 0.1% of the total outstanding) are directly and beneficially owned by Runnells. Subject to the next succeeding paragraph, each of the Reporting Persons has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares directly and beneficially owned by such person.

     In addition, Group may be deemed to be the beneficial owner of all 514,700 Shares (approximately 4.1% of the total outstanding) collectively owned by the two Partnerships because, as the sole general partner of both Partnerships, Group has the sole power to vote or direct the vote and to dispose or direct the disposition of such Shares, and each of the Individuals may be deemed to be the beneficial owner of all 514,700 Shares (approximately 4.1% of the total outstanding) collectively owned by the two Partnerships because as a general partner of Group (which is the sole general partner of both Partnerships), each such

Individual shares the power (which may be exercised by any one of such Individuals acting alone) to vote or direct the vote and to dispose or direct the disposition of such Shares.

     (c) The chart below lists all transactions in LCBM Common Stock during to past 60 days by any of the persons identified in response to paragraph (a) of this Item 5, all of which transactions were purchases of LCBM Common Stock effected in the open market:

Person
Effecting                 Date of                   Number of                Price per
Transaction               Transaction               Shares                   Share
-----------               -----------               ---------                ---------
Associates                March 26, 1999              4,000                   $8.86

Associates                April 8, 1999              10,100                   $8.17

Associates                April 9, 1999               6,000                   $8.05

Life Sciences             March 15, 1999             25,000                   $10.12

Life Sciences             March 24, 1999              4,500                   $9.06

Life Sciences             March 25, 1999              5,300                   $8.79

Life Sciences             March 26, 1999              3,000                   $8.86

Baksa                     February 23, 1999           1,000                   $9.92

Baksa                     March 26, 1999              1,000                   $8.86

Baksa                     March 31, 1999              2,000                   $8.68

Baksa                     April 8, 1999               2,000                   $8.17

Lasersohn                 March 11, 1999              5,000                   $9.75

Lasersohn                 March 31, 1999             10,000                   $8.75

     (d) and (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as described in the second paragraph of Item 5 (a) and (b) of this Statement and in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the persons named in Item 2 of this Statement, or between or among any of such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Since Group is the sole general partner of each Partnership and Baksa, Lasersohn and Runnells are general partners of the Group, it is likely that all of the Reporting Persons, although not obligated to do so, will in general adopt similar strategies with respect to their investments in the Issuer (including with respect to the acquisition, disposition and voting of LCBM Common Stock). In addition, Group, as general partner of each of the Partnerships, may from time to time combine orders to purchase or sell LCBM Common Stock on behalf of the Partnerships into a single purchase or sale order and thereafter allocate such purchase or sale between the Partnerships on an average price basis.

     Item 7. Material to be Filed as Exhibits.

     Exhibit 1 -- Joint Filing Agreement dated April 13, 1999.

     Signature.

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

April 13, 1999                               VERTICAL FUND ASSOCIATES, L.P.
                                             BY: THE VERTICAL GROUP, L.P.
                                                 General Partner



                                             By: /s/ John E. Runnells
                                                 ------------------------------
                                                 John E. Runnells
                                                 General Partner

                                             VERTICAL LIFE SCIENCES, L.P.
                                             BY: THE VERTICAL GROUP, L.P.
                                                 General Partner


                                             By: /s/ John E. Runnells
                                                 ------------------------------
                                                 John E. Runnells
                                                 General Partner



                                                 /s/ Stephen D. Baksa
                                                 ------------------------------
                                                 Stephen D. Baksa


                                                 /s/ Jack W. Lasersohn
                                                 ------------------------------
                                                 Jack W. Lasersohn


                                                 /s/ John E. Runnells
                                                 ------------------------------
                                                 John E. Runnells